UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities and Exchange Act of 1934

(Amendment No. 3)

Cross Country Healthcare, Inc.

(Name of Issuer)

Common Stock, $.0001 Par Value

(Title of Class of Securities)

22748P105

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

13G

CUSIP No. 22748P105	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Charterhouse Equity Partners III, L.P. 52-2047386
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 2,461,432
6 SHARED VOTING POWER -0-
7 SOLE DISPOSITIVE POWER 2,461,432
8 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,461,432
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7% (based on 31,913,479 shares of common stock outstanding as of October 31, 2007)
12	TYPE OF REPORTING PERSON PN

Item 1	(a).	Name of Issuer:

Cross Country Healthcare, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

6551 Park of Commerce Blvd., N.W. Boca Raton, FL 33487

Item 2	(a).	Name of Person Filing

Charterhouse Equity Partners III, L.P.

Item 2	(b).	Address of Principal Business Office or, if None, Residence

1105 N. Market Street Suite 1300 Wilmington, DE 19899

Item 2	(c).	Citizenship

Delaware

Item 2	(d).	Title of Class of Securities:

Common Stock, $.0001 par value

Item 2	(e).	CUSIP Number:

22748P105

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable.

Item 4.	Ownership

(a) Amount beneficially owned:

2,461,432

(b) Percent of Class:

7.7% (based on 31,913,479 shares of Common Stock outstanding as of October 31, 2007)

(c) Number of shares as to which person has:

Sole power to vote:

2,461,432

Shared power to vote:

-0-

Sole power to dispose of:

2,461,432

Shared power to dispose of:

-0-

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of the Group

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARTERHOUSE EQUITY PARTNERS III, L.P.

By:	CHUSA Equity Investors III, L.P.,
general partner

	By:	Charterhouse Equity III, Inc.,
general partner

By:	/s/ Cheri Lieberman
Name:	Cheri Lieberman
Title:	Chief Financial Officer

Date: February 12, 2008